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VIA EDGAR

August 30, 2016

Mr. Dietrich King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Prudential Bancorp, Inc.
Registration Statement on Form S-4
Filed July 22, 2016
File No. 333-211641

Dear Mr. King:

On behalf of Prudential Bancorp, Inc. (the “Company”), this letter, together with Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”), filed today via EDGAR responds to the letter dated August 8, 2016 from the staff regarding the Registration Statement on Form S-4 filed by the Company on July 22, 2016 (the “Registration Statement”).

To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Prospectus Cover Page

1.	Please disclose the total merger consideration to be paid in the transaction as well as the number of your shares you expect to issue to former Polonia shareholders. Please also disclose that the merger is subject to a floor price and a related termination right, as described on page 66.

Response to Comment No. 1:

Please see the revised disclosure on the cover page of the proxy statement/prospectus.

Mr. Dietrich King

U.S. Securities and Exchange Commission

August 30, 2016

2.	Please tell us how, in the event the exchange ratio is increased, any additional shares to be issued would be registered under the Securities Act of 1933.

Response to Comment No. 2:

In the event that the exchange ratio is increased in accordance with the terms of the Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and Polonia Bancorp, Inc. (“Polonia”) such that the number of shares of common stock of the Company is increased beyond the amount registered pursuant to the Registration Statement, the Company would file prior to consummation of the merger a post-effective amendment to the Registration Statement (the “Post-Effective Amended Registration Statement”) which would rely on the provisions of Rule 462(b) to allow the Post-Effective Amended Registration Statement to become effective immediately upon filing. Under Rule 462(b), a registration statement and any post-effective amendment thereto shall become effective upon filing with the Securities and Exchange Commission (the “Commission”) if: (i) the registration statement is for registering additional securities of the same class as were included in an earlier registration statement for the same offering and declared effective by the Commission; (ii) the new registration statement is filed prior to the time confirmations are sent or given; and (3) the new registration statement registers additional securities in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth for each class of securities in the “Calculation of Registration Fee” table contained in such earlier registration statement.

Consideration to be Received in the Merger, page 66

3.	Please disclose the value of Polonia stockholders’ equity when it was calculated as part of the Merger Agreement and as of the most practicable date.

Response to Comment No. 3:

Please be advised that the disclosure in the first full paragraph on page 67 of the proxy statement/prospectus reflects that Polonia’s stockholders’ equity as of April 30, 2016 was $37,401,000. This information was included in the disclosure as submitted in the initial filing of the Registration Statement. During the negotiation of the Merger Agreement, the foregoing amount was the most current calculation available of Polonia’s stockholders’ equity and was agreed to be used as the base amount for purposes of calculating the potential adjustments to the merger consideration that would be received by Polonia’s shareholders in accordance with the terms of the Merger Agreement. In response to the staff’s comment, disclosure has been added on page 68 of the proxy statement/prospectus that reflects Polonia’s stockholders’ equity as of July 31, 2016 (without giving effect to the various adjustments provided for under the terms of the Merger Agreement as detailed on pages 67 and 68 of the proxy statement/prospectus) which we believe will be the most practicable date available prior to the distribution of the proxy statement/prospectus.

Mr. Dietrich King

U.S. Securities and Exchange Commission

August 30, 2016

Polonia’s Reasons for the Merger and Recommendation of the Board of Directors, page 47

4.	Please include a discussion of your reasons for engaging in the transaction. Please refer to Item 4(a)(2) of Form S-4.

Response to Comment No. 4:

Please see the revised disclosure on pages 60-61 of the proxy statement/prospectus detailing the Company’s reasons for engaging in the transaction.

*         *         *

If you have any questions concerning this submission, please contact the undersigned at (202) 295-4517.

Very truly yours,

/s/Philip R. Bevan
Philip R. Bevan

Enclosures

cc:	Eric Envall, U.S. Securities and Exchange Commission
Dennis Pollack, Prudential Bancorp, Inc.